

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

John Larson
Chief Executive Officer
TC Power Management Corp.
501 Madison Avenue, 14th Floor
New York, NY 10022

> **Re: TC Power Management Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 1, 2011**
> **File No. 000-53232**

Dear Mr. Larson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel